Exhibit 99.1

IGI Reports First Quarter 2023 Condensed and Unaudited Financial Results

HAMILTON, Bermuda, May 16, 2023 -- International General Insurance Holdings Ltd. (“IGI” or the “Company”) (NASDAQ: IGIC) today reported financial results for the first quarter of 2023 based on Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”). As a result of the voluntary change to U.S. GAAP, we no longer report financial information in accordance with IFRS. The prior period comparatives for the first quarter of 2022 have been adjusted from those previously reported to conform with the current basis of accounting under U.S. GAAP.

Highlights for the first quarter of 2023 include:

	Quarter Ended March 31,
(in millions of U.S. Dollars, except percentages and per share information)	2023	2022
Gross written premiums	$173.9	$126.4
Net premiums earned	$105.1	$87.3
Underwriting income	$39.8	$41.7
Net investment income (1)	$12.4	$2.1
Profit for the period	$33.9	$22.2
Combined ratio (2)	78.4%	71.8%
Earnings per share (diluted) (3)	$0.71	$0.47
Return on average equity (annualized) (4)	32.2%	23.6%
Core operating income (4)	$29.3	$23.3
Core operating earnings per share (diluted) (4)	$0.62	$0.49
Core operating return on average equity (annualized) (4)	27.9%	24.7%

(1)	See Note (1) in the “Notes to the Condensed Consolidated Financial Statements (Unaudited)” below.

(2)	See “Supplementary Financial Information” below.

(3)	See Note (2) in the “Notes to the Condensed Consolidated Financial Statements (Unaudited)” below.

(4)	See the section titled “Non-GAAP Financial Measures” below.

IGI Chairman and CEO Mr. Wasef Jabsheh said, “IGI had a very positive start to 2023, posting another excellent set of financial results for the first quarter. We responded decisively to improving areas of our markets with the same disciplined execution, delivering profitable growth as reflected in a 78.4% combined ratio. With these strong underwriting results, coupled with significantly improved investment results, driven by higher yields and increased reinvestment rates, we recorded a profit of $33.9 million, a 32.2% annualized return on average equity, and a 27.9% annualized core operating return on average equity.”

“The operating environment remains positive, notwithstanding the broader macroeconomic, geopolitical and environmental challenges that persist. We grew our gross premiums by over 37% during the first quarter of 2023 as we took advantage of the rating momentum and improved terms in our short-tail and reinsurance segments. We are encouraged by the strong and profitable growth seen to date in the second quarter.”

“There is a lot of positive momentum in many areas of our business and we remain optimistic and excited about our future. As we have continued to grow and evolve into a truly international specialist insurer, we remain focused on consistent, disciplined execution of our strategy so that we continue our track record of generating long-term shareholder value through excellence in underwriting.”

Results for the Quarters ended March 31, 2023 and 2022

Profit for the quarter ended March 31, 2023 was $33.9 million, compared to profit of $22.2 million for the quarter ended March 31, 2022. The increase in profit was primarily driven by an increase of $17.8 million in net premiums earned, positive movement of $10.3 million in total investment income, and $2.7 million of favorable movement in foreign exchange as a result of currency revaluation against the U.S. Dollar. Return on average equity (annualized) was 32.2% for the first quarter of 2023 compared to 23.6% for the first quarter of 2022.

Core operating income, a non-GAAP measure, defined below, was $29.3 million for the quarter ended March 31, 2023, compared to $23.3 million for the comparable period in 2022. The core operating return on average equity (annualized) was 27.9% for the first quarter of 2023 compared to 24.7% for the first quarter of 2022.

Underwriting Income

Underwriting income, a non-GAAP measure, was $39.8 million for the first quarter of 2023 compared to $41.7 million for the first quarter of 2022, with the decrease largely driven by a higher level of loss and loss adjustment expenses, partially offset by growth in net premiums earned.

Gross written premiums were $173.9 million for the quarter ended March 31, 2023, representing an increase of 37.6% compared to gross written premiums of $126.4 million for the quarter ended March 31, 2022. The increase was largely driven by growth in both the Short-tail and Reinsurance segments of 35.3% and 187.9% respectively, partially offset by a 6.0% decrease in the Long-tail Segment.

The loss ratio increased 13.3 points to 45.7% for the quarter ended March 31, 2023, compared to 32.4% for the quarter ended March 31, 2022, largely driven by an increased level of losses, in particular, the earthquake in Turkey as well as flooding in New Zealand from Cyclone Gabrielle, both in February 2023, and a lower level of favorable development of net loss reserves from prior accident years.

The general and administrative expense ratio was 16.2% in the first quarter of 2023, a decrease of 3.4 points compared to 19.6% in the same quarter of 2022, largely the result of proportionately higher net premiums earned in the first quarter of 2023 compared to the first quarter of 2022.

The policy acquisition expense ratio was 16.5% in the first quarter of 2023, a decrease of 3.3 points when compared to 19.8% in the same quarter of 2022, largely the result of proportionately higher net premiums earned in the first quarter of 2023 compared to the first quarter of 2022.

The combined ratio for the quarter ended March 31, 2023 was 78.4% compared to 71.8% for the quarter ended March 31, 2022. The increase was primarily the result of a higher loss and loss adjustment expense ratio, as described above.

Segment Results

The Long-tail Segment, which represented approximately 24% of the Company’s gross written premiums for the quarter ended March 31, 2023, recorded gross written premiums for the first quarter of 2023 of $42.0 million compared to $44.7 million for the first quarter of 2022. Net premiums earned for the quarter ended March 31, 2023 were $40.3 million, compared to $38.9 million in the comparable quarter in 2022. The underwriting income for this segment was $11.3 million for the first quarter of 2023, compared to $17.1 million in the first quarter of 2022. The decline in underwriting income was primarily due to a higher level of loss and loss adjustment expenses in the first quarter of 2023 compared to the first quarter of 2022, partially offset by the increase in net premiums earned.

The Short-tail Segment, which represented approximately 53% of the Company’s gross written premiums for the quarter ended March 31, 2023, recorded gross written premiums for the first quarter of 2023 of $91.6 million compared to $67.7 million in the first quarter of 2022. Net premiums earned for the quarter ended March 31, 2023 were $51.0 million, compared to $41.5 million in the comparable quarter in 2022. Underwriting income for this segment was $28.8 million for the first quarter of 2023, compared to $22.7 million for the comparable quarter of 2022, with the increase being driven by higher net premiums earned and improved rates in a number of lines.

The Reinsurance Segment, which represented approximately 23% of the Company’s gross written premiums for the quarter ended March 31, 2023, recorded gross written premiums for the first quarter of 2023 of $40.3 million, compared to $14.0 million for the first quarter of 2022. Net premiums earned for the quarter ended March 31, 2023 were $13.8 million, compared to $6.9 million for the comparable quarter in 2022. Underwriting income for this segment was a loss of $0.3 million for the first quarter of 2023, compared to a gain of $1.9 million for the first quarter of 2022. The decline in underwriting income was primarily due to a higher level of loss and loss adjustment expenses in the first quarter of 2023 compared to the first quarter of 2022, partially offset by the increase in net premiums earned.

Foreign Exchange Gain (Loss)

The gain on foreign exchange in the first quarter of 2023 was $1.3 million, compared to a loss of $1.4 million in the first quarter of 2022, both of which largely represent currency revaluation movements. The first quarter of 2023 saw a greater degree of positive currency movement in the Company’s major transactional currencies (mainly Pound Sterling and Euro) against the U.S. Dollar, when compared with negative currency movement in the first quarter of 2022.

Investment Results

Net investment income was $12.4 million in the first quarter of 2023, compared to $2.1 million in the first quarter of 2022. Investment income was $8.7 million and $3.9 million for the quarters ended March 31, 2023 and 2022, respectively. This represented an annualized investment yield of 3.5% on average total investments and cash and cash equivalents in the first quarter of 2023, compared to a 1.8% annualized investment yield in the corresponding period in 2022. The increase in net investment income was primarily attributable to (a) the growth in interest income, driven by the rise in interest rates in the first quarter of 2023 compared to the same period of 2022, and (b) the change in the unrealized gain (loss) on equity investments from a loss of $1.0 million in the first quarter of 2022 to a gain of $4.3 million in the same period of 2023.

Total Equity

Total equity at March 31, 2023 was $430.2 million, compared to $411.0 million at December 31, 2022. The movement in total equity during the quarter ended March 31, 2023 is illustrated below:

(in millions of U.S. Dollars)	Quarter Ended March 31, 2023
Total Equity at beginning of period (a)	$411.0
Profit for the period	$33.9
Net change in fair value reserves for investments through other comprehensive income (OCI)	$6.1
Purchase of treasury shares	$(21.0)
Issuance of restricted share awards	$0.6
Cash dividends declared during the period	$(0.4)
Total Equity at March 31, 2023	$430.2

(a)	Total Equity at December 31, 2022 of $411.0 million on a U.S. GAAP basis decreased from the previously reported Total Equity under IFRS of $429.8 million primarily due to earnout shares previously classified as equity under IFRS now reported as a liability at fair value under U.S. GAAP with changes in fair value recognised in the income statement.

Book value per share was $9.98 at March 31, 2023, compared to $9.07 at December 31, 2022.

During the first quarter of 2023, the Company had repurchased 2,447,815 common shares at an average price per share of $8.58. In the second quarter of 2023, between April 1 and May 12, 2023 (inclusively), the Company has repurchased an additional 164,698 common shares at an average price per share of $8.37. As of May 16, 2023, the Company had approximately 2.1 million shares remaining under its existing 5 million common share repurchase authorization.

International General Insurance Holdings Ltd.

Condensed Consolidated Income Statements (Unaudited)

	Quarter Ended March 31,
(in millions of U.S. Dollars except per share data)	2023	2022
Gross written premiums	$173.9	$126.4
Reinsurers’ share of insurance premiums	$(32.9)	$(32.7)
Net written premiums	$141.0	$93.7
Net change in unearned premiums	$(35.9)	$(6.4)
Net premiums earned	$105.1	$87.3
Net Investment Income (1)	$12.4	$2.1
Change in fair value of derivative financial liabilities	$(0.1)	$1.9
Other revenues	$0.6	$0.7
Total revenues	$118.0	$92.0
Expenses
Loss and loss adjustment expenses	$(48.0)	$(28.3)
Policy acquisition expenses	$(17.3)	$(17.3)
General & Administrative expenses	$(17.0)	$(17.1)
Impairment loss on Financial Assets	$0.1	$(3.5)
Other expenses	$0.8)	$(1.3)
Foreign exchange gain (loss)	$1.3	$(1.4)
Total expenses	$(81.7)	$(68.9)
Profit before tax	$36.3	$23.1
Tax Expense	$(2.4)	$(0.9)
Profit for the period	$33.9	$22.2
Diluted earnings per share attributable to equity holders (2)	$0.71	$0.47

See “Notes to the Condensed Consolidated Financial Statements (Unaudited)” below.

International General Insurance Holdings Ltd.

Condensed Consolidated Balance Sheets

(in millions of U.S. Dollars)	As at March 31, 2023 (Unaudited)	As at December 31, 2022 (Unaudited)
ASSETS
Investments
Fixed maturity securities available-for-sale, at fair value	$500.0	$489.1
Fixed maturity securities held to maturity	$2.0	$2.0
Equity securities, at fair value	$38.4	$31.4
Other investments	$11.6	$12.2
Short-term investments	$252.7	$265.7
Term Deposits	$9.0	$31.3
Investments in associates measured at fair value	$4.1	$4.9
Cash and cash equivalents	$156.6	$122.2
Accrued investment income	$8.6	$6.3
Insurance receivables	$242.0	$216.0
Reinsurance recoverables	$194.1	$188.8
Ceded unearned premiums	$79.5	$93.2
Deferred policy acquisition costs, net	$63.9	$59.5
Deferred tax assets	$5.3	$5.8
Other assets	$53.7	$52.0
TOTAL ASSETS	$1,621.5	$1,580.4

LIABILITIES
Reserve for loss and loss adjustment expenses	$662.9	$636.2
Unearned premiums	$412.5	$390.2
Other liabilities	$19.6	$28.8
Insurance payables	$72.4	$90.4
Derivative financial liabilities	$23.9	$23.8
TOTAL LIABILITIES	$1,191.3	$1,169.4

EQUITY
Common shares at par value	$0.5	$0.5
Additional paid-in capital	$129.0	$147.9
Treasury shares	$(1.5)	-
Accumulated other comprehensive income, net of taxes
Foreign currency translation reserve	$(0.4)	$(0.4)
Fair value reserve	$(37.7)	$(43.8)
Retained earnings	$340.3	$306.8
TOTAL EQUITY	$430.2	$411.0
TOTAL LIABILITIES AND EQUITY	$1,621.5	$1,580.4

See “Notes to the Condensed Consolidated Financial Statements (Unaudited)” below.

Supplementary Financial Information – Combined Ratio (Unaudited)

International General Insurance Holdings Ltd.

	Quarter Ended March 31,
	2023	2022
Loss ratio (a)	45.7%	32.4%
Policy acquisition expense ratio (b)	16.5%	19.8%
General and administrative expense ratio (c)	16.2%	19.6%
Expense ratio (d)	32.7%	39.4%
Combined ratio (e)	78.4%	71.8%

(a)	Represents loss and loss adjustment expenses as a percentage of net premiums earned. The split of loss ratio between current accident year, current year CAT losses and prior years’ loss development is as follows:

	Quarter Ended March 31,
	2023		2022
(in millions of U.S. Dollars, except percentages)	Loss and loss adjustment expenses	% of net premiums earned	Loss and loss adjustment expenses	% of net premiums earned
Current year net incurred claims	$48.0	45.7%	$28.3	32.4%
Minus: Current accident year CAT losses	$14.4	13.7%	$5.2	6.0%
Minus: Effect of prior years’ development	$(12.0)	(11.4)%	$(17.5)	(20.0)%
Current accident year (before CAT losses)	$45.6	43.4%	$40.6	46.4%

(b)	Represents policy acquisition expenses as a percentage of net premiums earned.

(c)	Represents general and administrative expenses as a percentage of net premiums earned.

(d)	Represents the sum of the policy acquisition expenses ratio and the general and administrative expense ratio.

(e)	Represents the sum of the loss ratio and the expense ratio.

International General Insurance Holdings Ltd.

Supplementary Financial Information – Book Value per Share (Unaudited)

(in millions of U.S. Dollars, except share and per share data)	As at March 31, 2023	As at December 31, 2022
Investments	$817.8	$836.6
Cash and cash equivalents	$156.6	$122.2
Total investments and cash and cash equivalents	$974.4	$958.8

Common shares outstanding (in millions)*	46.9	49.0
Minus: Unvested shares (in millions)**	3.8	3.7
Number of vested common outstanding shares (in millions) (a)	43.1	45.3

Total equity (b)	$430.2	$411.0
Book value per share (b)/(a)	$9.98	$9.07

*	Common shares issued and outstanding as at March 31, 2023 and December 31, 2022 are as follows:

No. of shares as at
March 31, 2023
Vested common shares as of December 31, 2022	45,308,596
Vested restricted share awards	283,859
Cancelled treasury shares	(2,271,775)
Treasury shares balance as of March 31, 2023	(177,708)
Vested common shares as of March 31, 2023	43,142,972

Unvested earnout shares as of March 31, 2023	3,012,500
Unvested restricted share awards as of March 31, 2023	762,322
Total unvested shares as of March 31, 2023	3,774,822
Total common shares outstanding	46,917,794

No. of shares as at
December 31, 2022
Vested common shares as of December 31, 2021	45,471,084
Vested restricted share awards	146,386
Cancelled treasury shares	(308,874)
Treasury shares balance as of December 31, 2022	(1,668)
Vested common shares as of December 31, 2022	45,306,928

Unvested earnout shares as of December 31, 2022	3,012,500
Unvested restricted share awards as of December 31, 2022	667,181
Total unvested shares as of December 31, 2022	3,679,681
Total common shares outstanding	48,986,609

**	Earnout Shares are subject to vesting at stock prices ranging from $11.50 to $15.25, are entitled to dividends and voting rights, but are non-transferable by their holders until they vest. If the Earnout Shares do not vest on or prior to March 17, 2028, they will be cancelled by the Company. Restricted Share Awards were issued in 2023, 2022, 2021 and 2020 pursuant to the Company’s 2020 Omnibus Incentive Plan and beneficiaries are entitled to dividends and voting rights. However, the Restricted Share Awards are non-transferable by their holders until they vest as per the respective Restricted Share Award Agreements. As at March 31, 2023, the vesting conditions attached to both Earnout Shares and unvested Restricted Share Awards to employees have not been met, and as a result these shares were not included in the weighted average number of common shares for diluted earnings per share.

International General Insurance Holdings Ltd.

Supplementary Financial Information - Segment Results (Unaudited)

Segment information for IGI’s consolidated operations is as follows:

For the quarter ended March 31, 2023

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$42.0	$91.6	$40.3	$173.9
Reinsurers’ share of insurance premiums	$(7.3)	$(25.6)	-	$(32.9)
Net written premiums	$34.7	$66.0	$40.3	$141.0
Net change in unearned premiums	$5.6	$(15.0)	$(26.5)	$(35.9)
Net premiums earned	$40.3	$51.0	$13.8	$105.1

Loss and loss adjustment expenses	$(21.9)	$(14.2)	$(11.9)	$(48.0)
Policy acquisition expenses	$(7.1)	$(8.0)	$(2.2)	$(17.3)
Underwriting income*	$11.3	$28.8	$(0.3)	$39.8

For the quarter ended March 31, 2022

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$44.7	$67.7	$14.0	$126.4
Reinsurers’ share of insurance premiums	$(14.4)	$(18.3)	-	$(32.7)
Net written premiums	$30.3	$49.4	$14.0	$93.7
Net change in unearned premiums	$8.6	$(7.9)	$(7.1)	$(6.4)
Net premiums earned	$38.9	$41.5	$6.9	$87.3

Loss and loss adjustment expenses	$(13.7)	$(10.9)	$(3.7)	$(28.3)
Policy acquisition expenses	$(8.1)	$(7.9)	$(1.3)	$(17.3)
Underwriting Income*	$17.1	$22.7	$1.9	$41.7

*	Underwriting income is a non-GAAP financial measure.

International General Insurance Holdings Ltd.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(1)	The following are the calculated investment yields and the reconciliation of net investment income included in the Condensed Consolidated Income Statements (Unaudited) to investment income used to calculate investment yield:

	Quarter Ended March 31,
(in millions of U.S. Dollars, except percentages)	2023	2022
Net investment income*	$12.4	$2.1
Minus
Realized gain on investments	$0.1	-
Unrealized gain (loss) on investments	$4.3	$(1.0)
Change in fair value of investment in associates	$(0.8)	-
Expected credit loss on investments	$0.1	$(0.8)
Investment income (a)	$8.7	$3.9

Average total investments and cash and cash equivalents (b)	$982.7	$873.3
Investment Yield (a) / (b) annualized	3.5%	1.8%

*	Net investment income is comprised of interest and dividend income, realized and unrealized gain (loss) on investments, change in the fair value of investment in associates, expected credit loss on investments, investment custodian fees and other investment expenses.

(2)	Represents profit for the period available to common shareholders divided by the weighted average number of vested common shares – diluted calculated as follows:

	Quarter Ended March 31,
(in millions of U.S. Dollars, except share and per share information)	2023	2022
Profit for the period	$33.9	$22.2
Minus: Profit attributable to the Earnout Shares	$2.2	$0.8
Minus: Dividends attributable to restricted share awards	-	$0.1
Profit available to common shareholders (a)	$31.7	$21.3
Weighted average number of shares – diluted (in millions of shares) (b)*	44.4	45.6
Diluted earnings per share attributable to equity holders (a/b)	$0.71	$0.47

*	The weighted average number of common shares refers to the number of common shares calculated after adjusting for the changes in issued and outstanding common shares over a reporting period.

International General Insurance Holdings Ltd.

Non-GAAP Financial Measures

In presenting IGI’s results, management has included and discussed certain non-GAAP financial measures. We believe that these non-GAAP measures, which may be defined and calculated differently by other companies, help to explain and enhance an understanding of our results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with U.S. GAAP.

Reconciliation of Combined Ratio to Accident Year Combined Ratio Prior to CAT Losses

The table below illustrates the reconciliation of the combined ratio on a financial and accident year basis. The combined ratio is the sum of our loss ratio, our policy acquisition expenses ratio and our general and administrative expenses ratio. We show the combined ratio because we believe investors can utilize the combined ratio to illustrate our underwriting results.

	Quarter Ended March 31,
(In millions of U.S. Dollars, except percentages)	2023	2022
Net premiums earned (a)	$105.1	$87.3
Loss and loss adjustment expenses (b)	$(48.0)	$(28.3)
Policy acquisition expenses (c)	$(17.3)	$(17.3)
General and administrative expenses (d)	$(17.0)	$(17.1)
Prior years favorable development (e)	$(12.0)	$(17.5)
CAT losses (f)*	$14.4	$5.2

Combined ratio ((b+c+d)/a)**	78.4%	71.8%
Minus: Prior years unfavorable (favorable) development (e/a)	(11.4)%	(20.0)%
Accident year combined ratio	89.8%	91.8%
Minus: CAT losses on an accident year basis (f/a)	13.7%	6.0%
Accident year combined ratio prior to CAT losses	76.1%	85.8%

*	The CAT losses for the quarter ended March 31, 2023 are primarily attributable to $8.4 million of reserves recorded for the earthquake in Turkey (in the Reinsurance Segment) and flooding in New Zealand from Cyclone Gabrielle (in the Short-tail Segment), both of which occurred in February 2023.

**	See “Supplementary Financial Information - Combined Ratio (Unaudited)”

Core Operating Income

Core operating income measures the performance of our operations without the influence of after-tax gains or losses on investments and foreign currencies and other items as noted in the table below. We exclude these items from our calculation of core operating income because the amounts of these gains and losses are heavily influenced by, and fluctuate in part according to, economic and other factors external to the Company and/or transactions or events that are typically not a recurring part of, and are largely independent of, our core underwriting activities and including them distorts the analysis of trends in our operations. We believe the reporting of core operating income enhances an understanding of our results by highlighting the underlying profitability of our core insurance operations. Our underwriting profitability is impacted by earned premiums, the adequacy of pricing, and the frequency and severity of losses. Over time, such profitability is also influenced by underwriting discipline, which seeks to manage the Company’s exposure to loss through favorable risk selection and diversification, IGI’s management of claims, use of reinsurance and the ability to manage the expense ratio, which the Company accomplishes through the management of acquisition costs and other underwriting expenses.

In addition to presenting profit for the period determined in accordance with U.S. GAAP, we believe that showing “core operating income” provides investors with a valuable measure of profitability and enables investors, rating agencies and other users of our financial information to analyze the Company’s results in a similar manner to the way in which Management analyzes the Company’s underlying business performance.

Core operating income is calculated by the addition or subtraction of certain line items reported in the “Condensed Consolidated Income Statements” from profit for the period and tax effecting each line item (resulting in each item being a non-GAAP measure), as illustrated in the table below:

	Quarter Ended March 31,
(in millions of U.S. Dollars, except for percentages and per share data)	2023	2022
Profit for the period	$33.9	$22.2
Reconciling items between profit for the period and core operating income:
Realized gain on investments (tax adjusted) (i)	$(0.1)	-
Unrealized (gain) loss on investments (tax adjusted) (i)	$(4.3)	$1.0
Expected credit losses on investments (tax adjusted)(i)	$(0.1)	$0.9
Change in fair value of investment in associates	$0.8	-
Change in fair value of derivative financial liabilities	$0.1	$(1.9)
Foreign exchange (gain) loss (tax adjusted) (i)	$(1.0)	$1.1
Core operating income	$29.3	$23.3
Average shareholders’ equity (ii)	$420.6	$376.7
Core operating return on average equity (annualized) (iii) and (v)	27.9%	24.7%
Diluted core operating earnings per share (iv)	$0.62	$0.49
Return on average equity (annualized) (v)	32.2%	23.6%

i.	Represents a non-GAAP financial measure as components within the line-item balances for Net investment income and foreign exchange gains or losses reported in “Condensed Consolidated Income Statements (Unaudited)” have been adjusted above for the related tax impact.

ii.	Represents the total equity at the reporting period end plus the total equity as of the beginning of the reporting period, divided by 2.

iii.	Represents annualized core operating income for the period divided by average shareholders’ equity.

iv.	Represents core operating income attributable to vested equity holders divided by weighted average number of vested common shares –diluted as follows:

	Quarter Ended March 31,
(in millions of U.S. Dollars, except per share information)	2023	2022
Core operating income for the period	$29.3	$23.3
Minus: Core operating income attributable to earn-out shares	$1.9	$0.9
Minus: Dividends attributable to restricted share awards	-	$0.1
Core operating income available to common shareholders (a)	$27.4	$22.3
Weighted average number of shares – diluted (in millions of shares) (b)	44.4	45.6
Diluted core operating earnings per share (a/b)	$0.62	$0.49

v.	Return on average equity (annualized) and core operating return on average equity (annualized), both non-GAAP financial measures, represent the returns generated on common shareholders’ equity during the period.

The Company has posted a First Quarter 2023 investor presentation deck on its website at www.iginsure.com in the Investors section under the Presentations & Webcasts tab.

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About IGI:

IGI is an international specialty risks commercial insurer and reinsurer underwriting a diverse portfolio of specialty lines. Established in 2001, IGI has a worldwide portfolio of energy, property, general aviation, construction & engineering, ports & terminals, marine cargo, marine trades, contingency, political violence, financial institutions, general third-party liability (casualty), legal expenses, professional indemnity, D&O, marine liability and reinsurance treaty business. Registered in Bermuda, with operations in Bermuda, London, Malta, Dubai, Amman, Oslo, Kuala Lumpur and Casablanca, IGI aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent)/Stable by AM Best and “A-”(Strong)/Stable by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

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Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” “commitment,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this press release may include, but are not limited to, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding pricing and other market conditions, and our growth prospects. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees; (3) changes in applicable laws or regulations; (4) the outcome of any legal proceedings that may be instituted against the Company; (5) the potential effects of the COVID-19 pandemic and emerging variants; (6) the effects of the hostilities between Russia and Ukraine and the sanctions imposed on Russia by the United States, European Union, United Kingdom and others; (7) the inability to maintain the listing of the Company’s common shares or warrants on Nasdaq; (8) the failure to realize the anticipated benefits of the acquisition of EIO; and (9) other risks and uncertainties indicated in IGI’s filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward-looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based except to the extent that is required by law.

IGI Contacts:

Investors:
Robin Sidders, Head of Investor Relations
T: + 44 (0) 2072 204937
M: + 44 (0) 7384 514785
Email: robin.sidders@iginsure.com

Media:

Aaida Abu Jaber, AVP PR & Marketing

T: +96265662082 Ext. 407

M: +962770415540

Email: aaida.abujaber@iginsure.com